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                                                                     EXHIBIT 4.2

                                AMENDMENT TO THE
                            INFOUSA, INC. 401(k) PLAN


         AMENDMENT made by infoUSA, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as the "Company").

                                   WITNESSETH:

         WHEREAS, the Company previously adopted and maintains the infoUSA, Inc. 401(k) Plan (the "Plan"); and


         WHEREAS, pursuant to Section 10.1 of the Plan, the Company may amend the Plan at any time; and


         WHEREAS, the Company desires to amend the Plan in certain respects;


         NOW, THEREFORE, BE IT RESOLVED WHEREAS, that effective December 29, 2000, the Plan is hereby amended as follows:


I.       Plan Year Amendments


         A.    Section 1.01(f) of the Adoption Agreement is amended as follows:


               (f)    PLAN YEAR END (month/day):  December 30

         B. Section 1.03(b) of the Adoption Agreement is amended by the addition of a new subsection 1.03(b)(5) as follows:

                      (5) [X] the first day of each calendar year and the first day of the fourth, seventh, and tenth months.


II.      Tax Year Amendments


         A.    Section 1.01 of the Adoption Agreement is amended to add a new section 1.01(h) as follows:


               (h) APPLICABLE TAX YEAR: The Tax Year in which the Plan Year begins.


         B.    Section 1.01 of the Adoption Agreement is amended to add a new section 1.01(i) as follows:

               (I) TAX YEAR: The fiscal year of the Company which begins on January 1 and ends on December 31.



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III.     Contribution and Allocation Amendment:


         A.    Section 1.05(a) of the Adoption Agreement is amended as follows:


               1.05    CONTRIBUTIONS


                       (a)    [X]  EMPLOYER CONTRIBUTIONS


         B. Section 1.05(a) of the Adoption Agreement is amended by the addition of a new subsection 1.05(a)(3) as follows:


                              (3)    [X]  SPECIFIED MINIMUM EMPLOYER
                                          CONTRIBUTION. The Employer, in its
                                          sole discretion, may contribute an
                                          amount, for any Plan Year, which it
                                          designates as a Specified Minimum
                                          Employer Contribution.


C. Article IV of the Plan is amended by adding a new section 4.13 as follows:


         4.13 Specified Minimum Employer Contribution. Notwithstanding any provision of the Plan to the contrary, the following provisions shall govern the treatment of Specified Minimum Employer Contributions.


                 (a) Frequency and Eligibility. For each Plan Year, the Employer shall make a discretionary Specified Minimum Employer Contribution on behalf of the group of Employees who are Employees and Plan Participants from the first day through the last day of the Applicable Tax Year (First Day Participants). The Specified Minimum Employer Contribution will be based on Compensation earned by the First Day Participants in the Applicable Tax Year. The Specified Minimum Employer Contribution for each Plan Year shall be in an amount determined by the Board of Directors by appropriate resolution on or before the last day of the Applicable Tax Year.


                 (b) Allocation Method. Each First Day Participant's share shall be determined as follows:


                        (1) The Specified Minimum Employer Contribution shall be allocated during the Plan Year as Deferral Contributions described in section 1.05(b) of the Adoption Agreement and participating Matching Contributions described in section 1.05(c) of the Adoption Agreement, to the Account of each First Day Participant pursuant to sections 4.01 and 4.03 of the Plan. Such Matching Contributions shall be made without regard to any last day requirement, or any other Year of Service or hour-of-service requirement.


                        (2) Second, if any of the Specified Minimum Employer Contribution remains after the allocation in section 4.13(b)(1), above, the remainder shall, to the extent allowable under Section 415 of the Internal Revenue Code, be allocated as an additional



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         Matching Contribution on the last day of the Plan Year to each First
         Day Participant's Matching Contribution Account, as defined in section 5.1 of the Plan, in the ratio that such First Day Participant's Deferral Contributions during the Plan Year bears to the Deferral Contributions of all First Day Participants during the Plan Year.


         The Specified Minimum Employer Contributions allocated as an additional Matching Contribution shall be treated in the same manner as Matching Contributions for all purposes of the Plan.


                        (3) The Administrator shall reduce the proportionate allocation under section 4.13(b)(l) and (2) above, to Participants who are Highly Compensated Employees to the extent necessary to comply with the provisions of Section 401(a)(4) of the Internal Revenue Code and the regulations thereunder. Any such amount will be allocated and reallocated to the remaining Participants to the extent allowed under
         Section 415 of the Internal Revenue Code.


         Notwithstanding any other provision of the Plan to the contrary, any allocation of Deferral Contributions to a First Day Participant's Deferral Contribution Account shall be made under section 4.01 or this section, as appropriate, but not both sections. Similarly, any allocation of Participating Matching Contributions to a First Day Participant's Matching Contribution Account shall be made under either section 4.03 or this section of the Plan, as appropriate, but not both items.


                 (c) Timing, Medium and Posting. The Employer shall make the Specified Minimum Employer Contribution in cash, in one or more installments without interest, at any time during the Plan Year, and for purposes of deducting such Contribution, not later than the Employer's federal tax filing date, including extensions, for its Tax Year that ends within such Plan Year. The Trustee shall post such amount to each First Day Participant's Deferral Contribution Account, or Matching Contribution Account once the allocations under (1) through
         (3), above, are determined.


         The Specified Minimum Employer Contribution shall be held in a suspense account until posted. Such suspense account shall not participate in the allocation of investment gains, losses, income and deductions of the trust as a whole, but shall be invested separately. All gains, losses, income and deductions attributable to such suspense account shall be applied to reduce Plan fees and expenses. In no event will amounts remain in the suspense account after the end of the Plan Year.


                 (d) Deduction Limitation. In no event shall the Specified Minimum Employer Contribution, when aggregated with other Employer and Participant contributions for the Employer's Tax Year that ends within such Plan Year, exceed the amount deductible by the Employer for federal income tax purposes for such Tax Year.





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IN WITNESS WHEREOF, this Amendment is adopted this 26th day of December 2001.



/s/ Stormy L. Dean
-------------------------
InfoUSA, Inc.


Attest:

/s/ Fred Vakili
-------------------------
Secretary                                                              (Seal)








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